UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Nova Measuring Instruments Ltd.
(Exact name of registrant as specified in its charter)

Israel	000-30668	98-0601172
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Weizmann Science Park, Einstein St., Building 22, 2nd Floor, Ness-Ziona 7610201, Israel
(Address of principal executive offices) (Zip Code)

Dror David, +972-73-2295670, +972-8-9407776
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Nova Measuring Instruments Ltd. is a provider of metrology solutions for advanced process control used in semiconductor manufacturing.

In this Report, the “Company”, “Nova”, “we” or “our” refers to Nova Measuring Instruments Ltd. and its consolidated subsidiaries, when the context requires.

During 2013 and 2014, we had a single headquarters and manufacturing facility located in Weizman Science Park, Ness-Ziona-Rehovot, Israel. The purchasing of all raw materials, parts and sub-assemblies used for the manufacturing of our measurement tools was executed and controlled from this facility. In addition, all raw materials, parts and sub-assemblies that we purchased from third parties were delivered to this facility, where they were integrated into complete systems that constitute the tools that we sold to others.

Pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") and regulations promulgated thereunder by the Securities and Exchange Commission, our engineers conducted an internal review of the ingredients in each of our systems manufactured in 2014. As a result of this review, we have concluded that our systems include tantalum, tin, tungsten, and gold which are necessary to the functionality of our systems (the “Minerals"). Based on such review, we conducted reasonable country of origin inquiries in 2013 and 2014 regarding such Minerals and determined that we have no reason to believe that the Minerals originated in the Democratic Republic of the Congo or an adjoining country.

As part of our reasonable country of origin inquiries, we have taken the following steps:

1.	Purchases directly from the Democratic Republic of the Congo ("DRC")

a.	We have reviewed all raw material purchases and verified that no purchasing of Minerals as raw materials is done directly from the DRC or adjoining countries.

b.	We have reviewed the Company's entire supplier base and verified that no purchasing of any part or sub-assembly used in our systems is done directly from the DRC or adjoining countries.

c.
We have established an internal policy which requires the approval of two senior Company executives (the Chief Financial Officer and Vice President of Operations) for any purchases of raw materials, parts or sub-assemblies directly from the DRC or adjoining countries.

2.	Purchase of Minerals as raw materials

a.
In addition to 1.a, above, we have reviewed the systems that we assemble in order to identify cases in which we buy Minerals directly from a supplier as raw materials. Through this review, we identified one relevant case in which we purchase a Mineral (in this case, tin) directly from a supplier. The total value of our purchases of tin in the last six years (2009-2014) was less than $100 (indeed, in fiscal years 2013 and 2014, we did not purchase any tin as a raw material).

b.
We have created a designated serial number for such tin purchases in order to fully control the purchase of such tin and to ensure that such purchases are made through a certified and designated supplier.

c.	We have qualified a designated supplier for the tin by receiving a declaration from this supplier according to which the tin we receive did not originate in the DRC or adjoining countries.

d.	We expect the amount of tin we purchase in the next three years to be less than $100.

3.	Purchase of parts and sub-assemblies which may contain the Minerals

a.
In addition to 1.b, above, for each purchase order issued by our computerized purchase order system for purchasing parts and sub-assemblies (which is required to be accepted electronically by the relevant supplier), we receive an acknowledgement that the supplier's products do not contain any Minerals that originated in the DRC or an adjoining country. As part of this process, each supplier also acknowledges that, upon request, such supplier shall provide Nova with (i) evidence that the parts or sub-assemblies that it supplies to Nova do not contain Minerals that originated in the DRC or an adjoining country, and, without limitation, (ii) country of origin information for such products. If Nova suspects that a part or sub-assembly contains Minerals that originated in the DRC or an adjoining country, Nova reserves the right to immediately terminate the purchase order and cease all procurement activity with the supplier.

4.	Training and Monitoring

a.
We have performed training for relevant purchasing employees and the relevant Company vice president regarding the requirements of Section 1502 of the Act and regulations promulgated thereunder, including regarding the measures and policies discussed above, which were adopted by the Company to ensure that no Minerals used in our systems originate from the DRC or adjoining countries. The training, which will be updated and renewed periodically as necessary, includes emphasis on the Company's policy that the purchase of any raw materials, parts or sub-systems from the DRC or adjoining countries is permitted only following the approval in writing of the Company's Chief Financial Officer and Vice President of Operations.

b.
We have assembled a designated committee, which includes the Company's secretary, Chief Financial Officer, Purchasing Director and the Vice President of Operations, in order to monitor and supervise the execution of the above mentioned measures and policies on a periodic basis and to advise on any recommended changes in Company procedures with regard to the Minerals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Nova Measuring Instruments Ltd.
(Registrant)

/s/ Dror David	June 1, 2015
By: Dror David, Chief Financial Officer	(Date)